Exhibit 99.1

Corporación América Airports S.A. Reports November 2024 Passenger Traffic

Total passenger traffic down 2.7% YoY, or 0.2% YoY ex-Natal

International passenger traffic up 6.6% YoY; up 10.3% YoY in Argentina

Luxembourg, December 17, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 2.7% year-on-year (YoY) decrease in passenger traffic in November 2024. Excluding Natal for comparison purposes, total traffic in November decreased by 0.2% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Nov'24	Nov'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,663	3,927	-6.7%	37,224	41,826	-11.0%
International Passengers (thousands)	2,355	2,209	6.6%	28,203	26,068	8.2%
Transit Passengers (thousands)	558	626	-10.9%	6,588	6,506	1.3%
Total Passengers (thousands)[1]	6,576	6,761	-2.7%	72,015	74,400	-3.2%
Cargo Volume (thousand tons)	40.0	32.5	23.2%	358.6	334.1	7.3%
Total Aircraft Movements (thousands)	68.6	64.1	7.0%	750.4	778.0	-3.5%

1 Excluding Natal for comparison purposes, total passenger traffic was down 0.2% in November and 1.0% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined by 2.7% in November compared to the same month in 2023, or 0.2% when adjusting for the discontinuation of Natal airport. Domestic passenger traffic decreased by 6.7% YoY, or 2.6% when excluding Natal, primarily due to weaker YoY domestic traffic performance in Argentina. International traffic increased by 6.6%, mainly driven by growth in Argentina and Italy.

In Argentina, total passenger traffic declined by 3.3% YoY, an improvement compared to the 7.8% YoY decline recorded in October. This result was primarily driven by weaker performance in domestic traffic, which fell by 7.2% YoY. Last year, domestic traffic benefited from incentives provided by a government program called "Previaje" to boost domestic tourism; however, it continued to be impacted by the ongoing recession in the country. JetSMART has continued to gain market share since initiating its growth strategy a few months ago, while Flybondi increased its operational capacity by 13% with the addition of two more aircraft. International passenger traffic increased by 10.3% YoY, up from the 7.0% YoY increase recorded in October. Among other developments, Avianca inaugurated its Guayaquil–Ezeiza route with three weekly flights, and Paranair launched the Jujuy–Asunción route. Additionally, Emirates, Iberia, and United increased their flight frequencies during the month. International passenger traffic in November also benefited from the final game of the Libertadores Cup, with Azul, Gol, JetSMART, and Flybondi scheduling charter flights for the event.

In Italy, passenger traffic grew by 15.3% compared to the same month in 2023. International passenger traffic, which accounted for almost 75% of the total traffic, increased by 10.7% YoY, driven by a 13.7% increase at Florence airport and an 8.1% increase at Pisa airport. Domestic passenger traffic increased by a strong 30.6% YoY, with strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic decreased by 8.8% YoY, or increased by 4.0% YoY when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for 60% of the total traffic, was down 10.7% YoY, or up 10.3% when excluding Natal, while transit passengers were down 7.1% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued to recover, increasing by 4.4% YoY. American Airlines resumed its Montevideo–Miami route with three weekly flights, which will increase to daily service during the high season. At Punta del Este Airport, the company is inaugurating the summer season with the first direct flight from Santiago de Chile to Punta del Este. From November to March, LATAM will offer three weekly flights to connect these two destinations.

In Ecuador, passenger traffic decreased by 2.6% YoY, following a strong recovery in 2023. International passenger traffic decreased by 1.9% YoY, while domestic traffic decreased by 3.7% YoY, impacted by high airfare prices affecting travel demand.

In Armenia, passenger traffic decreased by 0.2% YoY, consistent with last month's performance and following a strong recovery in 2023, which benefited from the introduction of new airlines and routes, as well as an increase in flight frequencies. The introduction of new routes has continued into 2024.

Cargo Volume and Aircraft Movements

Cargo volume increased by 23.2% compared to the same month in 2023, with positive YoY contributions from all countries of operation, except for Italy and Ecuador: Argentina (+28.2%), Uruguay (+17.1%), Armenia (+80.3%), Brazil (+5.2%), Ecuador (-0.3%) and Italy (-5.0%). Argentina, Brazil, and Armenia accounted for more than 80% of the total cargo volume in November.

Aircraft movements increased by 7.0% YoY, with positive YoY contributions from all countries of operation, except for Brazil: Argentina (+14.6%), Uruguay (+3.6%), Armenia (+2.7%), Ecuador (+3.6%), Italy (+5.6%), and Brazil (-9.8%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in November.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Nov'24	Nov'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,793	3,923	-3.3%	38,051	39,850	-4.5%
Italy	554	480	15.3%	8,473	7,671	10.4%
Brazil (1)	1,303	1,429	-8.8%	14,210	15,614	-9.0%
Uruguay	176	169	4.4%	2,041	1,766	15.6%
Ecuador	381	391	-2.6%	4,294	4,458	-3.7%
Armenia	368	369	-0.2%	4,946	5,041	-1.9%
TOTAL	6,576	6,761	-2.7%	72,015	74,400	-3.2%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	21,667	16,905	28.2%	186,287	172,970	7.7%
Italy	1,170	1,231	-5.0%	11,896	11,880	0.1%
Brazil	6,130	5,826	5.2%	59,963	60,193	-0.4%
Uruguay	3,269	2,792	17.1%	29,241	28,459	2.7%
Ecuador	3,131	3,139	-0.3%	34,024	30,245	12.5%
Armenia	4,611	2,558	80.3%	37,185	30,398	22.3%
TOTAL	39,977	32,451	23.2%	358,596	334,145	7.3%
Aircraft Movements
Argentina	39,873	34,788	14.6%	407,025	418,382	-2.7%
Italy	5,161	4,887	5.6%	77,074	73,133	5.4%
Brazil	11,490	12,732	-9.8%	131,326	145,151	-9.5%
Uruguay	2,687	2,594	3.6%	28,878	28,374	1.8%
Ecuador	6,387	6,165	3.6%	69,627	71,983	-3.3%
Armenia	2,984	2,905	2.7%	36,446	40,971	-11.0%
TOTAL	68,582	64,071	7.0%	750,376	777,994	-3.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716